SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)
                                (AMENDMENT NO. 2)


                                IBL BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   449219 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)
         |X|      Rule 13d-1(c)
         |_|      Rule 13d-1(d)


                                Page 1 of 5 Pages

CUSIP NO. 449219 10 4                                          Page 2 of 5 Pages
---------------------                                          -----------------

1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          G. Lloyd Bouchereau, Jr.

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [_]
                                                                    (b) [_]

3.        SEC USE ONLY


4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

5. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

          10,561

6. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

          6,000

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

          9,858

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

          6,000

9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,561

10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          7.7%

12.       TYPE OF REPORTING PERSON

          IN

CUSIP NO. 449219 10 4                                          Page 3 of 5 Pages
---------------------                                          -----------------

Item 1(a)         Name of Issuer:

                  IBL Bancorp, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  23910 Railroad Avenue
                  Plaquemine, Louisiana 70764

Item 2(a)         Name of Person Filing:

                  G. Lloyd Bouchereau, Jr. Mr. Bouchereau is the President and Chief Executive Officer of the Issuer.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  IBL Bancorp, Inc.
                  23910 Railroad Avenue
                  Plaquemine, Louisiana 70764

Item 2(c)         Citizenship:

                  United States.

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $.01 per share

Item 2(e)         CUSIP Number:

                  449219 10 4

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  This statement is filed pursuant to Rule 13d-1(c), and none of the boxes in (a) through (j) are applicable to the reporting person.

Item 4.           Ownership.

                  (a)  Amount beneficially owned:

                  16,561

CUSIP NO. 449219 10 4                                          Page 4 of 5 Pages
---------------------                                          -----------------


                  (b)     Percent of class: 7.7%

                  (c)     Number of shares as to which such person has:

                  (i)     Sole power to vote or to direct the vote      10,561
                                                                     -----------
                  (ii)    Shared power to vote or to direct the vote     6,000
                                                                     -----------
                  (iii)   Sole power to dispose or to direct the
                          disposition of                                 9,858
                                                                     -----------
                  (iv)    Shared power to dispose or to direct the
                          disposition of                                 6,000
                                                                     -----------

                  *Excludes the unallocated shares held by the ESOP, of which Mr. Bouchereau is one of three trustees. Also excludes the unvested options Mr. Bouchereau was awarded in 1999 which are not exercisable within the next 60 days. The 8,737 shares as to which the reporting person has sole voting power include 3,515 shares that may be received upon exercise of currently exercisable stock options, 703 restricted shares that have not yet vested under the Issuer's Recognition and Retention Plan, and 872 shares allocated as of December 31, 1999 to the reporting person's account under the Issuer's Employee Stock Ownership Plan ("ESOP"). The reporting person does not have dispositive power over the 703 unvested restricted shares. The allocation to Mr. Bouchereau's ESOP account as of December 31, 2000 has not yet been determined.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable since the reporting person owns more than 5% of the class.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable since the reporting person is not a member of a group.

Item 9.           Notice of Dissolution of Group.

                  Not applicable since the reporting person is not a member of a group.

CUSIP NO. 449219 10 4                                          Page 5 of 5 Pages
---------------------                                          -----------------

Item 10.          Certifications.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2001                   By:    /s/ G. Lloyd Bouchereau, Jr.
                                           -----------------------------------
                                           G.  Lloyd Bouchereau, Jr.